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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated September 21, 2006
2	Material Change Report dated September 21, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2006	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

OTC\BB  – BYBUF

Frankfurt – B4K

BUFFALO GOLD DRILLING EXTENDS NORTH-WESTERN ROSCOELITE ZONE AT MT. KARE

Vancouver, B.C., September 21, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) is pleased to announce additional assay results from the diamond drilling program at the Mt. Kare Gold Project in Papua New Guinea.  Specific highlights of the drill results include:

North-Western Roscoelite Zone

●

30.0 metres of 19.2 g/t gold in hole MK06-58

▪

Including 6.5 meters of 41.8 g/t gold

●

25.0 metres of 22.6 g/t gold in hole MK06-63

South-Western Roscoelite Zone

●

29.2 metres of 1.9 g/t gold in hole MK06-68

▪

And 24.5 metres of 2.5 g/t gold

▪

And 11.0 metres of 2.9 g/t gold

A summary of drill intersections can be found below in Table 1.

The results from four drill holes have been received since the last Buffalo press release. (See Buffalo Release, August 28, 2006, “Buffalo Gold Continues to Hit Significant Mineralization at Mt. Kare.”)  Holes MK06-58 and MK06-63 are collared approximately 125m and 100m, respectively, into the North-Western Roscoelite zone. The results from holes MK06-58 and MK06-63 demonstrate a continued northern extension of high-grade mineralization in the North-Western Roscoelite Zone, (NWRZ).

Holes MK06-39 and MK06-68 were drilled in the South-Western Roscoelite zone and intersected mineralization consistent with the known resource.  Results for MK06-68 have only been received to 148 metres depth and ended in mineralization.  Results from the remainder of the hole are pending.  A fifth hole, MK06-62, was abandoned due to drilling conditions above the target mineralization.

“We are excited to see that as we move to the north we not only continue to see significant intersections of mineralization, but also see higher gold grades,” commented Buffalo Chairman and CEO Damien Reynolds.

The Western Roscoelite Zone is open at depth and the north and northeast, and the ongoing drilling program has holes planned to explore both areas.  Reinterpretation of existing IP data shows that the main IP anomalous zone, associated with mineralisation, is open to the south and southwest and at depth below 200m.  A number of targets in the IP data, as well as numerous targets away from the main mineralized zones have been identified for drilling.

A summary of the geology and mineralization in these drill holes follows:

MK06-58 explored the down-dip extension of the high grade mineralization encountered in a hole previously drilled by Madison, MK99-73. From 78m to 104m, the hole intersected brecciated, strongly altered siltstones and intrusives hosting zones of semi-massive to locally massive pyrite-sphalerite and minor roscoelite mineralization (one of the common hosts of gold mineralization at Mt. Kare and Porgera).

MK06-63 tested the northern portion of the NWRZ between historical holes, specifically the well mineralized MK97-73 and the less robust MK97-69. The hole intersected a hanging wall succession of sandstones, siltstone breccias and intrusives to 98m. Below this depth, the main mineralized zone was encountered to 123m, comprising strongly altered intrusive and breccias hosting base metal veins, local semi-massive sulphides and thin quartz-carbonate-roscoelite veins.

MK06-39 was aimed to explore the easterly dip extension of the extensive mineralization encountered in MK06-38 (114.8 m @ 4.03 g/t Au). The borehole intersected a succession of sandstones and mudstones with brecciated zones and minor intrusives to the contact with the brown mudstone footwall unit at 188m. Patchy, weak, base metal mineralization occurs from 140m to 185m.

MK06-62 was planned to test the easterly, down-dip extension of the well mineralized zone encountered in MK06-50 (49 m @ 10.4 g/t Au). Heavy rains destabilized the drill platform, necessitating abandonment of the hole at 105m without achieving target depth.

MK06-68 was drilled in an attempt to help determine the nature and attitude of mineralization in the southern portion of the WRZ, targeting the well mineralized zones in historical hole MK99-146. The borehole intersected landslide material to 24m followed, to 62m, by a sequence of silstones and silicified intrusives hosting pyrite veining and, at 45m, a 1.3m silicified breccia with quartz-roscoelite.

Table 1. Summary of Mt. Kare Drill Hole Intersections form August 28 to September 18, 2006
Drill Hole No.*	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)

MK06-39	146.0	184.0	38.0	0.6	PENDING
MK06-58	78.0	108.0	30.0	19.2	PENDING
Including	94.0	100.50	6.5	41.8	PENDING
MK06-62**	0	105	No significant intersections
MK06-63	98.2	123.2	25.0	22.6	PENDING
MK06-68	2.1	31.3	29.2	1.9	PENDING
And	43.5	68.0	24.5	2.5	PENDING
And	137.0	148.0	11.0	2.9	PENDING

*Holes are not drilled in numerical or sequential order.

**Hole abandoned due to drilling conditions.

True widths from the drill intersections have not yet been estimated. All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Buffalo plans a conference call to update shareholders and interested parties on all of the activities of the companies.   Details of the call will follow in a later release.

Mr. Brian McEwen, PGeol. President and COO, Buffalo Gold, is the qualified person for the Mt. Kare project and has approved the contents of this news release.

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

_________________________________

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY USES CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

September 20, 2006

Item 3

News Release

A press release was issued on September 21, 2006, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo announces additional assay results from the diamond drilling program at the Mt. Kare Gold Project in Papua New Guinea.

Item 5

Full Description of Material Change

Please see attached Schedule “A”

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

September 21, 2006

BUFFALO GOLD LTD.

Per:  Damien Reynolds

_______________________

Damien Reynolds,

Chairman of the Board of Directors

Schedule “A”

BUFFALO GOLD DRILLING EXTENDS

NORTH-WESTERN ROSCOELITE ZONE AT MT. KARE

Vancouver, B.C., September 21, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) is pleased to announce additional assay results from the diamond drilling program at the Mt. Kare Gold Project in Papua New Guinea.  Specific highlights of the drill results include:

North-Western Roscoelite Zone

●

30.0 metres of 19.2 g/t gold in hole MK06-58

▪

Including 6.5 meters of 41.8 g/t gold

●

25.0 metres of 22.6 g/t gold in hole MK06-63

South-Western Roscoelite Zone

●

29.2 metres of 1.9 g/t gold in hole MK06-68

▪

And 24.5 metres of 2.5 g/t gold

▪

And 11.0 metres of 2.9 g/t gold

A summary of drill intersections can be found below in Table 1.

The results from four drill holes have been received since the last Buffalo press release. (See Buffalo Release, August 28, 2006, “Buffalo Gold Continues to Hit Significant Mineralization at Mt. Kare.”)  Holes MK06-58 and MK06-63 are collared approximately 125m and 100m, respectively, into the North-Western Roscoelite zone. The results from holes MK06-58 and MK06-63 demonstrate a continued northern extension of high-grade mineralization in the North-Western Roscoelite Zone, (NWRZ).

Holes MK06-39 and MK06-68 were drilled in the South-Western Roscoelite zone and intersected mineralization consistent with the known resource.  Results for MK06-68 have only been received to 148 metres depth and ended in mineralization.  Results from the remainder of the hole are pending.  A fifth hole, MK06-62, was abandoned due to drilling conditions above the target mineralization.

“We are excited to see that as we move to the north we not only continue to see significant intersections of mineralization, but also see higher gold grades,” commented Buffalo Chairman and CEO Damien Reynolds.

The Western Roscoelite Zone is open at depth and the north and northeast, and the ongoing drilling program has holes planned to explore both areas.  Reinterpretation of existing IP data shows that the main IP anomalous zone, associated with mineralisation, is open to the south and southwest and at depth below 200m.  A number of targets in the IP data, as well as numerous targets away from the main mineralized zones have been identified for drilling.

A summary of the geology and mineralization in these drill holes follows:

MK06-58 explored the down-dip extension of the high grade mineralization encountered in a hole previously drilled by Madison, MK99-73. From 78m to 104m, the hole intersected brecciated, strongly altered siltstones and intrusives hosting zones of semi-massive to locally massive pyrite-sphalerite and minor roscoelite mineralization (one of the common hosts of gold mineralization at Mt. Kare and Porgera).

MK06-63 tested the northern portion of the NWRZ between historical holes, specifically the well mineralized MK97-73 and the less robust MK97-69. The hole intersected a hanging wall succession of sandstones, siltstone breccias and intrusives to 98m. Below this depth, the main mineralized zone was encountered to 123m, comprising strongly altered intrusive and breccias hosting base metal veins, local semi-massive sulphides and thin quartz-carbonate-roscoelite veins.

MK06-39 was aimed to explore the easterly dip extension of the extensive mineralization encountered in MK06-38 (114.8 m @ 4.03 g/t Au). The borehole intersected a succession of sandstones and mudstones with brecciated zones and minor intrusives to the contact with the brown mudstone footwall unit at 188m. Patchy, weak, base metal mineralization occurs from 140m to 185m.

MK06-62 was planned to test the easterly, down-dip extension of the well mineralized zone encountered in MK06-50 (49 m @ 10.4 g/t Au). Heavy rains destabilized the drill platform, necessitating abandonment of the hole at 105m without achieving target depth.

MK06-68 was drilled in an attempt to help determine the nature and attitude of mineralization in the southern portion of the WRZ, targeting the well mineralized zones in historical hole MK99-146. The borehole intersected landslide material to 24m followed, to 62m, by a sequence of silstones and silicified intrusives hosting pyrite veining and, at 45m, a 1.3m silicified breccia with quartz-roscoelite.

Table 1. Summary of Mt. Kare Drill Hole Intersections form August 28 to September 18, 2006
Drill Hole No.*	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)

MK06-39	146.0	184.0	38.0	0.6	PENDING
MK06-58	78.0	108.0	30.0	19.2	PENDING
Including	94.0	100.50	6.5	41.8	PENDING
MK06-62**	0	105	No significant intersections
MK06-63	98.2	123.2	25.0	22.6	PENDING
MK06-68	2.1	31.3	29.2	1.9	PENDING
And	43.5	68.0	24.5	2.5	PENDING
And	137.0	148.0	11.0	2.9	PENDING

*Holes are not drilled in numerical or sequential order.

**Hole abandoned due to drilling conditions.

True widths from the drill intersections have not yet been estimated. All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Buffalo plans a conference call to update shareholders and interested parties on all of the activities of the companies.   Details of the call will follow in a later release.

Mr. Brian McEwen, PGeol., President and COO, Buffalo Gold, is the qualified person for the Mt. Kare project and has approved the contents of this news release.

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.